November 2, 2015
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention:    Ethan Horowitz

Re:	Oasis Petroleum Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2014
Filed February 26, 2015
File No. 001-34776

Dear Mr. Horowitz:
Set forth below is the response of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 26, 2015, File No. 001-34776 (the “10-K”).
For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
Overview, page 48
1.    Disclosure appearing in your annual report and on page 20 of your Form 10-Q for the period ended June 30, 2015 indicates that sustained periods of low prices for oil or natural gas could materially and adversely affect your financial position, results of operations, and the quantities of oil and natural gas reserves that you can economically produce. Per Section III.B.3 of SEC Release No. 33-8350, quantitative disclosure of the reasonably likely effects of material trends and uncertainties should be provided, and may be required, if reasonably available. Please revise the disclosure under this section and in additional areas of your filing, as applicable, to provide additional language addressing the risks resulting from the uncertainty associated with recent changes in commodity prices. Specifically, include quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K.

Response:
In order to clarify the potential near-term effects of how sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, results of operations, and the quantities of oil and natural gas reserves that we can economically produce as of the most recent reporting date, we propose to include additional disclosures in our future quarterly and annual reports, when applicable. These additional disclosures will be applicable in periods that we expect to incur future downward revisions to our estimated net proved reserves and/or an impairment of proved oil and natural gas properties as a result of changes in commodity prices.

Please see below for an example of this disclosure:
Changes in commodity prices may significantly impact our estimates of oil and natural gas reserves, which are estimated and reported as of December 31 of each calendar year. Our estimated net proved reserves at December 31, 2014 were determined using unweighted arithmetic average first-day-of-the-month prices for the prior twelve months of $95.28/Bbl for oil and $4.35/MMBtu for natural gas. If commodity prices remain at current levels, while assuming all other inputs remain constant, we expect a material revision to our previously reported estimated net proved reserves, most significantly, but not limited to, our proved undeveloped reserves in areas outside of our core acreage within the Williston Basin, which make up approximately 47% of our estimated proved undeveloped reserves at December 31, 2014. The lower commodity prices will also reduce our estimated proved developed reserves through higher abandonment rates. We are still in the initial stages of our year-end reserves estimation process with our independent reserve engineers, including aligning our proved undeveloped reserves with our anticipated five-year drilling plan. We are also awaiting final year-end pricing as well as revised differentials, capital and operating expense assumptions, all of which have significantly decreased since year-end 2014 as a result of lower oil prices. Therefore, we are unable to quantify the amount of future reserve revisions at this time.

Forward commodity prices and estimates of future production also play a significant role in determining impairment of proved oil and natural gas properties. As a result of lower commodity prices and their impact on our estimated future cash flows, we have continued to review our proved oil and natural gas properties for impairment. In the fourth quarter of 2014, we recorded an impairment loss of $40.0 million due to lower expected future oil prices. No impairment of proved oil and natural gas properties was recorded during the three and nine months ended September 30, 2015, although the difference between the expected undiscounted future cash flows and the carrying value of our proved oil and natural gas properties has narrowed as of September 30, 2015. Even if forward commodity prices remain at current levels, we are unable to quantify the amount of impairment of our proved oil and natural gas properties, if any, at this time until our year-end reserves estimation process is complete.

Closing Comments
Please direct any questions or comments regarding the foregoing to me at (281) 404-9601 or our outside counsel, David P. Oelman of Vinson & Elkins L.L.P., at (713) 758-3708.
Sincerely,

Oasis Petroleum Inc.

By:    /s/ Michael H. Lou
Michael H. Lou
Executive Vice President and Chief Financial Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Alan Beck, Vinson & Elkins L.L.P.
Craig P. Friou, PricewaterhouseCoopers LLP